January 30, 2017

Via SEC Edgar Submission

Hillary Daniels

Brigitte Lippmann

John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	New Age Beverages Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed January 18, 2017
File No. 333-215267

Dear Mr. Reynolds:

The Company has reviewed your comment letter, and has provided the following answers and corrections to the issues raised in your comments. We have listed each of your comments below, in order, and have responded below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the Nine Months ended September 30, 2016 (Successor) compared to the six months ended September 30, 2015 (Successor) and the three months ended March 31, 2015 (Predecessor), page 31

Comment 1: In your response to comment 4, you indicate that you have removed the black-lining between the tables reflecting your results of operations for the three months ended September 30, 2016 and 2015. However, we note that you also removed black-lining between the six months ended September 30, 2015 (Successor) and three months ended March 31, 2015 (Predecessor) on page 31. Please reinsert the black-lining between these periods due to change in basis or reporting entity that occurred between these periods.

Answer to Comment 1: The Company acknowledges the Staff’s comment, and the Company has revised the table on page 31 in response to the Staff’s comment.

For the year ended December 31, 2015 and the year ended December 31, 2014

Cost of Goods Sold, page 32

Comment 2: We note that in response to comment 5, you have revised your discussion of cost of goods sold for the year ended December 31, 2015 to include the results of operations for the nine months ended December 31, 2015 (Successor) plus the three months ended March 31, 2015 (Predecessor) as compared to the year ended December 31, 2014 (Predecessor). However, we noted several computational errors and inconsistencies in your discussions. Please revise to address the following items:

January 30, 2017

●	Increase in total cost of goods sold in aggregate should be $96,444 rather than a decrease of $305,791.

●	Total cost of goods sold as a percentage of sales for the three months ended March 31, 2015 (Predecessor) should be 69.7% rather than 30.3%.

●	Gross margin for the three months ended March 31, 2015 (Predecessor) should be 30.3% rather that 69.7%.

●	Production costs, excluding depreciation and amortization in the amount of $1,504,471 and production costs as a percentage of revenue of 81.5% should be for the nine months ended December 31, 2015 (Successor) rather than for the year ended December 31, 2015.

●	Your discussion should be revised to also include a discussion of production costs for the three months ended March 31, 2015 (Predecessor).

Answer to Comment 2: The Company acknowledges the Staff’s comment, and the discussion on page 32 has been revised in response to the Staff’s comment.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC